UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LONGBOARD PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001
(212) 733-2323

Copy to:

DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 54300N103	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,978,540 shares of Common Stock, $0.0001 par value per share (“Common Stock” held by Arena Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer.
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,978,540 shares of Common Stock held directly by Arena Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,978,540(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Represents 3,978,540 shares held directly by Arena Pharmaceuticals, Inc. (“Arena” and together with Pfizer, the “Reporting Persons”). Pfizer may be deemed to have beneficial ownership over such shares since Arena is a wholly-owned subsidiary of Pfizer.
(2)
The percentage is calculated based on 35,346,954 shares of Common Stock outstanding immediately after the offering reported in the Issuer’s Prospectus Supplement, filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 4, 2024, and the press release of the Issuer, dated January 8, 2024, that “Announces Closing of Public Offering of Common Stock and Full Exercise of Underwriters’ Option to Purchase Additional Shares.” The decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons reported on this Amendment No. 2 resulted solely from the increase in the number of shares of Common Stock outstanding as a result of an offering of Common Stock by the Issuer as reported in the Issuer’s Prospectus Supplement.

CUSIP NO: 54300N103	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Arena Pharmaceuticals, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,978,540 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,978,540 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,978,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
The percentage is calculated based on 35,346,954 shares of Common Stock outstanding immediately after the offering reported in the Issuer’s Prospectus Supplement, filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 4, 2024, and the press release of the Issuer, dated January 8, 2024, that “Announces Closing of Public Offering of Common Stock and Full Exercise of Underwriters’ Option to Purchase Additional Shares.” The decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons reported on this Amendment No. 2 resulted solely from the increase in the number of shares of Common Stock outstanding as a result of an offering of Common Stock by the Issuer as reported in the Issuer’s Prospectus Supplement.

CUSIP NO: 54300N103	Page 4 of 7

Item. 1.        Security and Issuer
This Amendment No. 2 (“Amendment No. 2”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2022, as amended by Amendment No. 1 filed on March 27, 2023 (the “Statement”) relates to the voting common stock, par value $0.0001 per share (the “Common Stock”), of Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). On January 4, 2024, the Issuer filed with the Commission the Issuer’s Prospectus Supplement for the offering of up to 11,500,000 shares of the Company’s Common Stock, that included up to 1,500,000 Shares that may be sold pursuant to the exercise of an option to purchase additional shares, and reporting 33,846,954 shares of Common Stock (or 35,346,954 shares if the underwriters exercise their option to purchase additional shares of Common Stock in full) outstanding immediately after the offering. On January 8, 2024, the Issuer released a press release announcing the closing of the offering and the exercise of the underwriters’ option to purchase additional shares in full. The Issuer’s offering resulted in a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons. This Amendment No. 2 to the Statement is being filed solely to reflect a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons as a result of the increase in the outstanding shares of Common Stock of the Issuer as a result of an offering of Common Stock by the Issuer as reported in the Issuer’s Prospectus Supplement and January 8, 2024 press release.
Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background
Item 2 of the Statement is amended to incorporate the following sentence at the end of the section captioned “(a)—(c)”:
“Schedule I attached hereto is amended and restated in its entirety as of the date of Amendment No. 2 to the Statement.”

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in the first paragraph of Item 5 of the Statement, captioned “(a)—(b)” in its entirety.
(a)—(b)    As of the date of the Statement, as amended by Amendment No. 2, the Reporting Persons hold 3,978,540 shares of Common Stock, representing approximately 11.26% of the outstanding shares of Common Stock. The percentage is calculated based on 35,346,954 shares of Common Stock outstanding immediately after the offering reported in the Issuer’s Prospectus Supplement, filed with the Commission on January 4, 2024 and the press release of the Issuer, dated January 8, 2024, that “Announces Closing of Public Offering of Common Stock and Full Exercise of Underwriters’ Option to Purchase Additional Shares.” The Issuer’s offering resulted in a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons. The decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons reported on this Amendment No. 2 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer as a result of an offering of Common Stock by the Issuer as reported in the Issuer’s Prospectus Supplement and January 8, 2024 press release.
The following amends and restates the information set forth in the fourth paragraph of Item 5 of the Statement, captioned “(c)” in its entirety.
(c) Except as reported in the Statement, as amended by this Amendment No. 2, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

Item 7.	Materials to Be Filed as Exhibits

The following amends and restates the information set forth in Item 7 of the Statement in its entirety.

CUSIP NO: 54300N103	Page 5 of 7

Exhibit 1	Joint Filing Agreement, dated as of March 21, 2022, by and between Pfizer Inc. and Arena Pharmaceuticals, Inc. (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D Statement filed by the Reporting Persons with the Commission on March 21, 2022).
Exhibit 2
Investors’ Rights Agreement by and among Longboard Pharmaceuticals, Inc. and certain of its stockholders, dated October 27, 2020 ((incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-253329), filed with the SEC on March 8, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024.
PFIZER INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

ARENA PHARMACEUTICALS, INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

CUSIP NO: 54300N103	Page 6 of 7

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

Executive Officers and Directors of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute.
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine. Investigator of the Howard Hughes Medical Institute
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship is United Kingdom.
James C. Smith Independent Director	Chairman of the Thomson Reuters Foundation. Retired President and Chief Executive Officer of Thomson Reuters Corporation.
Chris Boshoff, FRCP, FMedSci, Ph.D. Chief Oncology Officer, Executive Vice President	Chief Oncology Officer, Executive Vice President, Pfizer.
Alexandre de Germay Chief International Commercial Officer, Executive Vice President	Chief International Commercial Officer, Executive Vice President, Pfizer. Country of citizenship is France
David M. Denton Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer, President, Pfizer Research & Development	Chief Scientific Officer, President, Pfizer Research & Development, Pfizer.

CUSIP NO: 54300N103	Page 7 of 7

Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik, Chief U.S. Commercial Officer, Executive Vice President	Chief U.S. Commercial Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President, Pfizer.

Executive Officers and Directors of Arena

The business address of each director and executive officer is c/o Pfizer Inc., 66 Hudson Boulevard East, New York, New York 10001. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Deborah Baron, Director, Vice President	Senior Vice President Worldwide Business Development, Pfizer
Margaret M. Madden, Director, Vice President and Secretary	Senior Vice President & Corporate Secretary, Chief Governance Counsel, Pfizer
Bryan A. Supran, Director, Vice President	Senior Vice President, Deputy General Counsel, Business Transactions, Pfizer
Michael Corbo, President	Chief Development Officer, Inflammation & Immunology, Pfizer
Brian McMahon, Vice President and Treasurer	Vice President & Assistant Treasurer, Pfizer Country of citizenship is Ireland